


05044425



SEC ...MISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 65162 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2004 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dubeau Capital USA Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

DUBEAU CAPITAL USA, INC.
(No. and Street)

405-5600 BOULEVARD DES GALERIES, QUEBEC, CANADA G2K 2H6
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HUGUES DUBEAU 418 634-0244
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MALENFANT DALLAIRE, S.E.N.C.
(Name – *if individual, state last, first, middle name*)

872-2600 BOULEVARD LAURIER, STE-FOY, QUEBEC, CANADA G1V 4W2
(Address) (City) (State) (Zip Code)



**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, HUGUES DUBEAU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DUBEAU CAPITAL USA, INC., as of SEPTEMBER 30th, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Malenfant
Dallaire

**DUBEAU CAPITAL USA INC.**

FOR UNCONSOLIDATED FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL
PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

**FOR THE YEAR ENDED SEPTEMBER 30, 2005**

COMPTABLES AGRÉÉS, S.E.N.C.R.L.

- Place de la Cité, Tour de la Cité, 2600, boul. Laurier, bureau 872, Sainte-Foy (Québec) G1V 4W2
- Téléphone : (418) 654-0636 Télécopieur : (418) 654-0639
- www.malenfantdallaire.com maldal@malenfantdallaire.com



Membre d'un réseau mondial
d'experts-comptables indépendants

DUBEAU CAPITAL USA INC.

**TABLE OF CONTENTS**
**AS AT SEPTEMBER 30, 2005**






Malenfant
Dallaire

**INDEPENDENT AUDITORS' REPORT**

To the board of directors and shareholder of
Dubeau Capital USA Inc.

We have audited the balance sheet of Dubeau Capital USA Inc. (the "Company") as at September 30, 2005 and the statements of income, cash flows, changes in shareholder's equity and deficit for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2005 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Malenfant Dallaire

Chartered Accountants, L.L.P.

Sainte-Foy (Quebec)
November 8, 2005


COMPTABLES AGRÉÉS, S.E.N.C.R.L.

- Place de la Cité, Tour de la Cité, 2600, boul. Laurier, bureau 872, Sainte-Foy (Québec) G1V 4W2
- Téléphone : (418) 654-0636 Télécopieur : (418) 654-0639
- www.malenfantdallaire.com maldal@malenfantdallaire.com


JPA
Membre d'un réseau mondial
d'experts-comptables indépendants

DUBEAU CAPITAL USA INC.

**BALANCE SHEET**
**AS AT SEPTEMBER 30, 2005**
(in US dollars)

| | **2005** | 2004 |
|---|---|---|
| **ASSETS** | | |
| **Current assets** | | |
| Cash | **$94,101** | $86,329 |
| Commissions and Investment advisory fees receivable | **8,954** | 17,657 |
| Other receivables | **327** | 19 |
| Income taxe receivable | **-** | 325 |
| Prepaid expenses | **969** | 649 |
| | **104,351** | 104,979 |
| **Intangible asset** | | |
| Software | **527** | - |
| | **$104,878** | $104,979 |
| **LIABILITIES** | | |
| **Current liabilities** | | |
| Accounts payable | **$24,962** | $37,892 |
| **SHAREHOLDER'S EQUITY** | | |
| **Share capital (note 3)** | | |
| Issued | | |
| 90 000 common shares | **90,000** | 85,000 |
| **Additional paid-in-capital** | **-** | 5,000 |
| **Deficit** | **(10,084)** | (22,913) |
| | **79,916** | 67,087 |
| | **$104,878** | $104,979 |

**On behalf of the board**

_______________, director

_______________, director



The accompanying notes are integral part of financial statements

DUBEAU CAPITAL USA INC.

**INCOME**
**FOR THE YEAR ENDED SEPTEMBER 30, 2005**
(in US dollars)

| | **2005** | 2004 |
|---|---|---|
| **Revenue** | | |
| Investment advisory fees | **$81,993** | $61,558 |
| Commissions | **26,946** | 19,394 |
| Interest | **1,040** | 67 |
| | **109,979** | 81,019 |
| **Expenses** | | |
| Assessments | **4,811** | 4,718 |
| Clearing fees | **20,476** | 26,418 |
| Bank fees | **617** | 611 |
| Foreign exchange loss | **38** | 1,117 |
| Office supplies | **1,057** | 1,193 |
| Professional fees | **12,222** | 7,400 |
| Taxes and licenses | **1,766** | 848 |
| Telephone | **753** | 627 |
| Wages and benefits | **55,410** | 40,853 |
| | **97,150** | 83,785 |
| **Net income (loss)** | **$12,829** | ($ 2,766) |



DUBEAU CAPITAL USA INC.

**CASH FLOWS**
**FOR THE YEAR ENDED SEPTEMBER 30, 2005**
(in US dollars)

| | **2005** | 2004 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income (loss) | **$12,829** | ($2,766) |
| Changes in non-cash working capital components (note 4) | **(4,530)** | 12,250 |
| | **8,299** | 9,484 |
| **Cash flows from investment activities** | | |
| Addition to intangible asset | **(527)** | - |
| **Cash flows from financing activities** | | |
| Issuance of shares | **-** | 5,000 |
| **Increase in cash and cash equivalents** | **7,772** | 14,484 |
| **Cash and cash equivalents, beginning of year** | **86,329** | 71,845 |
| **Cash and cash equivalents, end of year** | **$94,101** | $86,329 |



The accompanying notes are integral part of financial statements

DUBEAU CAPITAL USA INC.

**CHANGES IN SHAREHOLDER'S EQUITY**
**FOR THE YEAR ENDED SEPTEMBER 30, 2005**
(in US dollars)

| | 2005 | 2004 |
|---|---|---|
| **Capital stock** | | |
| Balance at beginning of year | **$90,000** | $85,000 |
| Addtional paid-in-capital | - | 5,000 |
| Balance at end of year | **90,000** | 90,000 |
| **Deficit** | | |
| Balance at beginning of year | **(22,913)** | (20,147) |
| Net income (loss) | **12,829** | (2,766) |
| Balance at end of year | **(10,084)** | (22,913) |
| **Total Shareholder's equity** | **$79,916** | $67,087 |



DUBEAU CAPITAL USA INC.

**NOTES TO FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED SEPTEMBER 30, 2005**
(in US dollars)

## 1. STATUTES AND NATURE OF OPERATIONS

The Company has been incorporated under Part 1A of the Quebec Compagnies Act as of May 25, 2001 and is a wholly-owned subsidiary of Duca Investissement inc. The Company is an introducer (fully disclosed) broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

## 2. SIGNIFICANT ACCOUNTING POLICIES

**Cash and cash equivalents**
Cash and cash equivalents consist of cash and highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. These securities are only investment grade financial institutions.

**Revenue recognition**
The Company recognizes revenue when persuasive evidence of an arrangement exists, service has occurred, the fees to the buyer are fixed or determinable and collection is reasonably assured. Commission income from securities transactions are recorded on a trade-date basis. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

**Depreciation**
Intangible asset, representing a software, is stated at cost. Depreciation is provided on a straight-line basis using estimated useful lives of two years.

**Translation of foreign currencies**
Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

**Income taxes**
The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.



DUBEAU CAPITAL USA INC.

**NOTES TO FINANCIAL STATEMENTS (continued)**
**FOR THE YEAR ENDED SEPTEMBER 30, 2005**
(in US dollars)

## 3. SHARE CAPITAL AUTHORISED

An unlimited number of common shares, voting, participating, without par value

An unlimited number of Class "A", voting, preferred shares with an annual non cumulative dividend at a maximum rate of 12% of the redemption price, having priority on common shares and on Class "B" preferred shares, redeemables at the option of the company or the holder at the fair market value of consideration received in return at issue date, without par value

An unlimited number of Class "B" preferred shares with an annual non cumulative dividend at a maximum rate of 13% of the redemption price, having priority on common shares, redeemables at the option of the company at the fair market value of consideration received in return at issue date, without par value

## 4. CASH FLOWS

| | **2005** | 2004 |
|---|---|---|
| **Change in non-cash working capital components** | | |
| Commissions and Investment advisory fees receivable | **$8,703** | ($17,676) |
| Other receivables | **(308)** | (173) |
| Income taxes | **325** | - |
| Prepaid expenses | **(320)** | 51 |
| Accounts payable | **(12,930)** | 30,048 |
| | **($4,530)** | $12,250 |

## 5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rules 15c3-1, which requires the maintenance of minimum net capital equal to the greater of $50,000 or 6,67 % of aggregate indebtedness, both as defined by the Rule. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As at September 30, 2005, the company had net capital of $74,927 which exceeds the required net capital of $50,000 by $24,927. The company's ratio of aggregate indebtedness to net capital was 0.3494 to 1 as at September 30, 2005.



DUBEAU CAPITAL USA INC.

**NOTES TO FINANCIAL STATEMENTS (continued)**
**FOR THE YEAR ENDED SEPTEMBER 30, 2005**
(in US dollars)

## 6. COMMITMENTS

Under agreement with a parent company, the Company has committed to pay monthly administrative and overhead fees of $2,500. These fees may be waived by the parent company with no expectation of future recovery. For the year ended September 30, 2005, the parent company waived its right to the agreement, consequently, no administrative and overhead fees have been charged.

Under agreement with a clearing broker, the Company has committed to pay various fees based on the number of transactions cleared. The minimum monthly fee is $1,000, based on the last six months' average. The agreement is in force for two years from the date the Company first clears transactions and subsequently to this initial term, either party may terminate this agreement by giving forty-five (45) days prior written notice to the other party. The Company began to clear transactions in December 2003.

## 8. DEFERRED TAXES

The Company has tax losses which may be used to reduce taxable income in future years. These losses expire as follows:

| | Federal | Provincial | |
|---|---|---|---|
| | $9,658 | $9,658 | during 2010 |
| | 3,358 | 3,358 | during 2014 |
| | $13,016 | $13,016 | |

The taxable temporary differences have not been considered as a future income tax liabilities.

## 9. COMPARATIVE FIGURES

The figures for 2004, shown for comparative purposes, have been audited by other accountants and some of them have been reclassified to conform with the presentation adopted in the current year.



**DUBEAU CAPITAL USA INC.**

**SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934**

**FOR THE YEAR ENDED SEPTEMBER 30, 2005**

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5. If desired, the preprinted FOCUS forms may be used for presenting the required supplementary information. The auditor should be aware of certain exemptive provisions under SEC Rule 15c3-3 regarding the computation of net capital (Schedule I) and the computation for the determination of reserve requirements (Schedule II). If the exemptive provisions apply, a note should be added by the broker-dealer to the schedules, stating the basis under which the broker-dealer claims exemption.



DUBEAU CAPITAL USA INC.

**SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGES COMMISION**
**AS AT SEPTEMBER 30, 2005**
(in US dollars)

| | | |
|---|---|---|
| **Total shareholder's equity** | | $79,916 |
| **Deduction and/or changes:** | | |
| Non-allowable assets | | |
| Intangible asset | $527 | |
| Other assets | | |
| Other receivables | 327 | |
| Prepaid expenses | 969 | |
| Cash not readily convertible | 425 | 2,248 |
| Net capital before haircuts | | 77,668 |
| **Haircuts** | | |
| 6 % on CA$ held at the bank | 125 | |
| FIB deductible over $6,000 | 2,616 | 2,741 |
| **Net capital** | | $74,927 |

| | | |
|---|---|---|
| **Computation of net capital requirement** | | |
| Aggregate indebtedness | | |
| Accounts payable | $24,962 | |
| Net capital requirement | | |
| The greater of | | |
| Minimum net capital required (1/15 of aggregate indebtedness) | 1,664 | |
| Minimum dollar net capital requirement | 50,000 | |
| Net capital requirement | | 50,000 |
| **Excess net capital** | | $24,927 |
| Excess net capital at 1000% | | $72,431 |
| Percentage of aggregate indebtedness to net capital | | 33.32 % |

**Reconciliation with Focus Report**

The only material difference between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited September 30, 2005 Part IIA Focus filing is an audit adjustment to record addtional professional fees, capital and compensation tax of $1,387.



DUBEAU CAPITAL USA INC.

## SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

**AS AT SEPTEMBER 30, 2005**
(in US dollars)

---

The Company is exempt from the reserve requirements under paragraph (k)(2)(ii) of Rule 15C3-3.



**DUBEAU CAPITAL USA INC.**

**SUPPLEMENTAL REPORT ON INTERNAL CONTROL**
**FOR THE YEAR ENDED SEPTEMBER 30, 2005**



**SUPPLEMENTAL REPORT OF INTERNAL CONTROL REQUIRED BY RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3**

To the board of directors and shareholders of
Dubeau Capital USA Inc.

In planning and performing our audit of the financial statements of Dubeau Capital USA Inc. for the year ended September 30, 2005 (on which we issued our report dated November 8, 2005), we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsability, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures refered to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsability are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealer, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Malenfant Dallaire

Chartered Accountants, L.L.P.

Sainte-Foy (Quebec)
November 8, 2005

